UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
August 19, 2026

In the Matter of

MIBEE AVIATION TECHNOLOGY HOLDING INC
Room 804, Unit 1, Building 1,
No. 9 Keji 2nd Road,
Songshan Lake Park
Dongguag, Guangdong Province
China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-289522

MIBEE AVIATION TECHNOLOGY HOLDING INC filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

MIBEE AVIATION TECHNOLOGY HOLDING INC has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 19, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief